DECHERT LLP
1900 K Street, N.W.
Washington, D.C. 20006
(202) 261-3300

October 27, 2015

VIA EDGAR CORRESPONDENCE

Lisa N. Larkin, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	Brown Advisory Funds – Registration Statement on Form N-1A File Nos. 333-181202 and 811-22708

Dear Ms. Larkin:

On behalf of Brown Advisory Funds (the “Trust”), which filed Post-Effective Amendment No. 28 to its registration statement on Form N-1A (the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC” or “Commission”) on August 14, 2015 for the purpose of adding the Brown Advisory Equity Long/Short Fund (the “Fund”) as a new investment series of the Trust, I wish to respond to the comments on the Registration Statement that you recently provided by telephone.  The proposed responses on behalf of the Trust to each of the comments are set forth below.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registration Statement.

1.  Prospectus and Part B - Statement of Additional Information - General

Comment:  Please confirm that the current name proposed to be used by the Fund will be the name of the Fund when the Fund goes effective. If so, please confirm that the principal investment strategies and investment restrictions of the Fund will comply with Rule 35d-1 under the Investment Company Act of 1940, as amended (“1940 Act”).

Response:   We confirm that the current name proposed to be used by the Fund will be the name of the Fund when the Fund goes effective and that the disclosure has been revised indicating that the Fund intends to comply with the requirements of Rule 35d-1.

2.  Prospectus – Cover Page

Comment: Please confirm that the information on the Prospectus cover page will be updated correctly in the Trust’s Registration Statement to be filed pursuant to Rule 485(b) under the 1933 Act.

Response:  The Trust confirms that the information on the Prospectus cover page will be updated correctly in the Trust’s Registration Statement to be filed pursuant to 485(b) under the 1933 Act.

3.  Prospectus – Page 1 – Fees and Expenses

Comment:  Please disclose in a footnote to the Fees and Expenses table that “Interest Expense and Dividends on Securities Sold Short” are based on estimated amounts for the Fund’s initial year of investment operations.

Response:  The requested disclosure has been added.

4.  Prospectus – Page 1 – Fees and Expenses

Comment: Please include reference in the Fees and Expenses table to the third footnote regarding the Expense Limitation Agreement in place for the Fund, if it is applicable.

Response:  The footnote disclosure regarding the Expense Limitation Agreement has been removed because it has been determined to not be applicable based upon the Fund’s estimated first-year expenses.

5.  Prospectus – Page 2 – Fees and Expenses

Comment:  Please confirm that the Fund’s Expense Limitation Agreement will be reflected, if applicable, in the expense “Example” for the two-year term of the agreement.

Response:  The Trust confirms that the Fund’s Expense Limitation Agreement will not be reflected in the “Example” given that the Expense Limitation Agreement will not be applicable to the Fund based upon the Fund’s estimated first-year expenses. The Trust has removed reference to the fee waiver/expense reimbursement arrangements in the “Example” disclosure.

6.  Prospectus – Page 3 – Principal Investment Risks of the Fund

Comment:  Please include additional disclosure in the “Principal Investment Risks of the Fund” section of the Prospectus describing the currency and exchange rate risks associated with the Fund’s foreign investments.

Response:   The requested disclosure has been added.

7.  Prospectus – Page 5 – Principal Investment Risks of the Fund

Comment:  Please clarify in the section on “Short Sales Risk” that the potential loss associated with a short sale transaction is unlimited.

Response:  The requested disclosure has been added.

8.  Prospectus – Page 6  – Management

Comment:  Please delete the additional reference to “Brown Advisory LLC” contained in this section.

Response:  The requested change has been made.

9.  Prospectus – Page 7 – Principal Investment Strategies

Comment:  The disclosure contained in this section notes that the Fund may engage in “active and frequent trading of securities.”  Since the Fund will be able to employ this strategy, please include additional disclosure as required by Instruction 7 to Item 9(b)(1) of Form N-1A.

Response: The requested disclosure has been added.

10.  Prospectus – Page 14 – Principal Risks

Comment:  Please properly adjust the alignment of the bullet points under “Equity and General Market Risk.”

Response:  The requested change has been made.

11.  Prospectus – Page 16 – Principal Risks

Comment:  Please consider including disclosure in the “Principal Risks” section relating to “Leverage Risk.”

Response: The requested disclosure has been added.

12.  Prospectus – Page 16 – Principal Risks

Comment:  Please confirm supplementally whether “Medium Capitalization Company Risk” is an applicable “Principal Risk” of the Fund given the disclosure contained in the Fund’s “Principal Investment Strategies.”

Response: The Trust confirms that “Medium Capitalization Company Risk” is not applicable to the Fund and, therefore, the relevant disclosure has been removed.

13.  Prospectus – Page 19 – Management

Comment:   Please describe the advisory services that the investment adviser will be providing to the Fund as required by Item 10(a)(1)(i) of Form N-1A.

Response:  The requested disclosure has been added.

14.  Prospectus – Page 19 – Management

Comment:   Please confirm supplementally that the fee Brown Advisory LLC charges to the Fund in the amount of 0.05% of its average daily net assets under the terms of the Business Management Agreement is included in the “Fees and Expenses” table under “Other Expenses.”

Response:  The Trust confirms that this fee is included in “Other Expenses” in the Fund’s “Fees and Expenses” table.

15.  Part B – Statement of Additional Information – Page 9 – Investment Policies and Risks

Comment:  The section on “Short Sales” contains disclosure to the effect that (i) the Fund typically will only make short sales “against the box”; and (ii) the dollar amount of short sales at any one time (not including short sales against the box) may not exceed 25% of the net assets of the Fund, and it is expected that normally the dollar amount of such sales will not exceed 10% of the net assets of the Fund. Please confirm that this disclosure is appropriately reflected in the Prospectus in response to Item 4 and Item 9 of Form N-1A.

Response:  The disclosure has been revised to reflect that this policy is inapplicable to the Fund.

16.  Part B – Statement of Additional Information – Page 10 – Investment Policies and Risks

Comment:  Please revise the reference to the “supervision of the Adviser” in the section on “Determination of Liquidity”.

Response:  The requested change has been made.

17.  Part B – Statement of Additional Information – Page 11 – Investment Policies and Risks

Comment:  Please confirm supplementally whether the vehicles referred to in the section on “Other Pooled Investment Vehicles” will be treated as “illiquid” investments in which the Fund will not invest more than 15% of its assets. Please confirm the current disclosure appropriately reflects whether these types of investments will be counted towards the Fund’s policy to invest no more than 15% of its assets in illiquid securities.

Response:  The Trust confirms that, to the extent the Fund invests in the vehicles referred to in the section on “Other Pooled Investment Vehicles”, such investments generally are deemed “illiquid” and would be subject to the Fund’s limitation on investment in “illiquid” securities, which limits such investment to no more than 15% of the Fund’s assets. The Trust has revised the disclosure to fully reflect this position.

18.  Part B – Statement of Additional Information – Page 21 – Investment Policies and Risks

Comment:  Please conform the disclosure contained in the section on “Temporary Defensive Position” with the disclosure describing the Fund’s ability to take a temporary defensive position as described in the Prospectus in response to Item 4 and Item 9 of Form N-1A.

Response:  The requested change has been made.

19.  Part B – Statement of Additional Information – Page 28 – Management

Comment:  Please correct the typographical inaccuracy contained in the section on “Mr. Triplett’s Trustee Attributes”.

Response:  The requested change has been made.

20.  Part B – Statement of Additional Information – Page 30 – Management

Comment:  In the table on Trustee compensation, please correct the references to “Funds”.

Response:  The requested change has been made.

21.  Part B – Statement of Additional Information – Page 32 – Management

Comment:  Please conform the disclosure contained in the section on “Expense Limitation Agreement” with the disclosure describing the Fund’s Expense Limitation Agreement as described in the Prospectus with respect to the ability of the Board of Trustees to amend the terms of the Agreement.

Response:  The requested disclosure has been added.

22.  Part B – Statement of Additional Information – Page 39 – Additional Purchase and Redemption Information

Comment:  To the extent applicable, please include additional disclosure in the section on “How to Buy Shares” that is responsive to Item 23(c), Instructions 1, 2, 3 and 4 of Form N-1A.

Response:  Based upon a review of the subject instructions, and the “no-load” nature of the Fund, it has been determined that no additional disclosure is required to be provided.

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I trust that the foregoing is responsive to each of your comments.

Please be advised that the Trust intends to file an amendment to its Registration Statement on Form N-1A pursuant to Rule 485(b) on or about October 30, 2015, which filing will contain disclosure that reflects each of the responses to the comments as indicated herein.

Please be advised further that the undersigned hereby acknowledges, on behalf of the Trust, with respect to the foregoing, that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filing that was made;

•
SEC Staff comments or changes to disclosure in response to SEC Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing made; and

•	the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *           *

Please do not hesitate to contact the undersigned by telephone at (202) 261-3364 or via e-mail at patrick.turley@dechert.com with any questions or comments you may have regarding the foregoing.

Very truly yours,

/s/ Patrick W.D. Turley